UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73933G202

(CUSIP Number)

Weichai America Corp.

Attn: Huisheng Liu

3100 Golf Road

Rolling Meadows, IL 60008

847-725-7030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 73933G202	Page 2 of 8

1	NAME OF REPORTING PERSON Weichai America Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,700,000[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,700,000[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,700,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%[2]
14	TYPE OF REPORTING PERSON* CO

[1]	The number of shares beneficially owned does not include shares of Common Stock issuable upon exercise of the Restated 2018 Warrant as described under Item 3 below.
[2]

The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of August 21, 2018, 18,632,489 shares of Common Stock outstanding (including 49,478 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors which are vested), but excluding shares of Common Stock issuable upon exercise of the Restated 2018 Warrant as described under Item 3 below).

13D

CUSIP No. 73933G202	Page 3 of 8

1	NAMES OF REPORTING PERSONS Weichai Power Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,700,000[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,700,000[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,700,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%[2]
14	TYPE OF REPORTING PERSON* CO

[1]	The number of shares beneficially owned does not include shares of Common Stock issuable upon exercise of the Restated 2018 Warrant as described under Item 3 below.
[2]

The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of August 21, 2018, 18,632,489 shares of Common Stock outstanding (including 49,478 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors which are vested), but excluding shares of Common Stock issuable upon exercise of the Restated 2018 Warrant as described under Item 3 below).

13D

CUSIP No. 73933G202	Page 4 of 8

1	NAMES OF REPORTING PERSONS Shandong Heavy Industry Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,700,000[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,700,000[1]
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,700,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%[2]
14	TYPE OF REPORTING PERSON* CO

[1]	The number of shares beneficially owned does not include shares of Common Stock issuable upon exercise of the Restated 2018 Warrant as described under Item 3 below.
[2]

The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of August 21, 2018, 18,632,489 shares of Common Stock outstanding (including 49,478 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors which are vested), but excluding shares of Common Stock issuable upon exercise of the Restated 2018 Warrant as described under Item 3 below).

Item 1.	Security and Issuer

This constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D relating to the shares of Common Stock of Power Solutions International, Inc. (the “Issuer”) as filed with the SEC on April 7, 2017, as amended by Amendment No. 1 and Amendment No. 2 as filed with the SEC on August 10, 2017 and December 5, 2017, respectively (as so amended, the “Schedule 13D”), by Weichai America Corp. (“Weichai America”), Weichai Power Co., Ltd. (“Weichai Power”), and Shandong Heavy Industry Group Co., Ltd. (“SHIG”) (each of Weichai America, Weichai Power, and SHIG a “Reporting Person” and collectively the “Reporting Persons”). Capitalized terms used in this Amendment No. 3 without being defined herein have the respective meanings given to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 3, this Schedule 13D is not modified or revised in any way.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

The Restated 2018 Warrant is exercisable for a three month period commencing upon October 1, 2018 (the “Term”). On August 29, 2018, Weichai America, which is the record holder of the Restated 2018 Warrant, issued a written notice (the “Pre-Exercise Notice”) to the Issuer that Weichai America intends to fully exercise the Restated 2018 Warrant on or following October 1, 2018 (although Weichai America reserves all rights to not exercise at such time and exercise at any later time during the Term or not exercise at all). The Pre-Exercise Notice does not constitute an exercise of the Restated 2018 Warrant, only notification by Weichai America of its current intention to exercise the Restated 2018 Warrant upon or following commencement of the Term.

Upon Weichai America providing the Pre-Exercise Notice at least one month prior to the start of the Term and notifying the Issuer that it intends to fully exercise the Restated 2018 Warrant on or following October 1, 2018 (although Weichai America reserves all rights to not exercise at such time and exercise at any later time during the Term or not exercise at all), the Issuer is required, prior to the date of exercise, to take all necessary actions to obtain consents or approvals from any and all third parties and government authorities where the failure to obtain such consents or approvals would constitute a Material Adverse Effect (as defined in the Share Purchase Agreement). The Reporting Persons intend to file a Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder applicable to exercise of the Restated 2018 Warrants on or promptly following the date of this Amendment No. 3.

The Restated 2018 Warrant is exercisable for such number of additional shares of Common Stock such that upon full exercise, the Reporting Persons together with all affiliates of the Reporting Persons and all persons to which the Reporting Persons or their respective affiliates have transferred any shares of Common Stock or Series B Preferred Stock acquired under the Stock Purchase Agreement, hold an aggregate number of shares of Common Stock equal to 51% of the Common Stock outstanding on a fully diluted basis following such exercise. Based upon information provided by the Issuer regarding the number of shares of Common Stock outstanding on a fully diluted basis, and assuming there is no change to the number of shares of Common Stock outstanding on a fully diluted basis as of the time of exercise, the Reporting Persons believe that, upon full exercise of the Restated 2018 Warrant, the Issuer will issue, and Weichai America will acquire, approximately 4.4 million shares of Common Stock, which, together with the 7,700,000 shares of Common Stock held of record by Weichai America, would result in Weichai America holding approximately 12.1 million shares of Common Stock. Assuming that the Reporting Persons exercise the Restated 2018 Warrants in full as indicated in the Pre-Exercise Notice, they will beneficially own shares of Common Stock representing 51% of the total shares of Common Stock issued and outstanding on a fully diluted basis immediately following the closing of the issuance of shares upon such full exercise. The exact number of shares of Common Stock issuable upon full exercise of the Restated 2018 Warrant will be determined at the time of exercise based on the number of shares of Common Stock then issued and outstanding on a fully diluted basis.

The exercise price for the shares of Common Stock issuable upon full exercise of the Restated 2018 Warrant will be determined at the time of exercise in accordance with the Restated 2018 Warrant.

The source of the funds that will be used to purchase shares of Common Stock upon exercise of the Restated 2018 Warrant will be through working capital of the Reporting Persons.

The summary contained herein of the Pre-Exercise Notice and the Restated 2018 Warrant is not intended to be complete and is qualified in its entirety by reference to the full text of the Pre-Exercise Notice and the Restated 2018 Warrant, copies of which are filed as Exhibit N hereto and Exhibit M to Amendment No. 2 of the Schedule 13D as filed by the Reporting Persons with the SEC on December 5, 2017, respectively, and which are incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The information contained in Item 3 above is herein incorporated by reference.

The Board currently is comprised of seven individuals, three of whom have been designated by Weichai America in accordance with the Rights Agreement. Pursuant to the term of the Rights Agreement, in the event that Weichai America exercises the Restated 2018 Warrant in full, the Issuer shall, immediately upon such exercise, cause the appointment to the Board of one additional individual nominated by Weichai America or such additional numbers of individuals so that individuals nominated by Weichai America shall constitute the majority of the directors serving on the Board. In addition, for so long as Weichai America owns shares of Common Stock representing, in the aggregate, no less than forty percent (40%) of the total outstanding shares of Common Stock, it shall have the right to designate at least four individuals to the Board or any additional number of individuals pursuant to the Rights Agreement as necessary to ensure that individuals nominated by Weichai America shall constitute the majority of the directors serving on the Board. The Company also agreed in the Rights Agreement, that during any period when the Company is a “controlled company” within the meaning of the NASDAQ Listing Rules, it will take such measures as to avail itself of the “controlled company” exemptions available to it under Rule 5615 of the Nasdaq Listing Rules of Rules 5605(b), (d) and (e).

The Reporting Persons intends to acquire the securities of the Issuer issuable upon future exercise of the Restated 2018 Warrant for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as set forth below:

(a), (b) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares					Percent of Class (2)
Reporting Person	No of Securities Beneficially Owned	Power to Vote		Power to Dispose
		Sole	Shared(1)	Sole	Shared(1)
Weichai America	7,700,000	0	7,700,000	0	7,700,000	41.3%
Weichai Power	7,700,000	0	7,700,000	0	7,700,000	41.3%
SHIG	7,700,000	0	7,700,000	0	7,700,000	41.3%
Total(3) (all Reporting Persons)	7,700,000	0	7,700,000	0	7,700,000	41.3%

1

Weichai America is the direct and record owner of 7,700,000 shares of Common Stock and shares the power to vote and the power to dispose of all of such shares of Common Stock with Weichai Power and SHIG by virtue of the fact that Weichai Power is Weichai America’s parent company, and Weichai Power is controlled by SHIG. SHIG holds less than 20% of the shares in Weichai Power but is able to exercise influence over Weichai Power by virtue of its status as the largest shareholder of Weichai Power and representatives or designees of SHIG currently comprise a majority of members of Weichai Power’s board of directors. The number of shares beneficially owned does not include shares of Common Stock issuable upon exercise of the Restated 2018 Warrant. The Restated 2018 Warrant is exercisable for such number of additional shares of Common Stock such that upon full exercise, the Reporting Persons together with all affiliates of the Reporting Persons will hold an aggregate number of shares of Common Stock equal to 51% of the shares of Common Stock outstanding on a fully diluted basis. Based upon information provided by the Issuer regarding the number of shares of Common Stock outstanding on a fully diluted basis, and assuming there is no change to the number of shares of Common Stock outstanding on a fully diluted basis as of the time of exercise, the Reporting Persons believe that, upon full exercise of the Restated 2018 Warrant, the Issuer will issue, and Weichai America will acquire, approximately 4.4 million shares of Common Stock, which, together with the 7,700,000 shares of Common Stock held of record by Weichai America, would result in Weichai America holding approximately 12.1 million shares of Common Stock. Assuming that the Reporting Persons exercise the Restated 2018 Warrants in full as indicated in the Pre-Exercise Notice, they will beneficially own shares of Common Stock representing 51% of the total shares of Common Stock issued and outstanding on a fully diluted basis immediately following the closing of the issuance of shares upon such full exercise. The exact number of shares of Common Stock issuable upon full exercise of the Restated 2018 Warrant will be determined at the time of exercise based on the number of shares of Common Stock then issued and outstanding on a fully diluted basis.

2

The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of August 21, 2018, there were 18,632,489 shares of Common Stock outstanding (including 49,478 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors which are vested), but excluding shares of Common Stock issuable upon exercise of the Restated 2018 Warrant).

3	The Reporting Persons disclaim membership in a group.

(c) Except as described in this Schedule 13D, neither any Reporting Person nor, to any Reporting Person’s knowledge (i) any executive officer or director of such Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of such Reporting Person, each as listed in Schedule A attached to the Schedule 13D as filed by the Reporting Persons with the SEC on April 7, 2017 has effected any transactions in the Common Stock during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

On August 29, 2018, Weichi America issued the Pre-Exercise Notice to the Issuer whereby it notified the Issuer that it intended, as of the date of the Pre-Exercise Notice, to fully exercise the Restated 2018 Warrant on or following October 1, 2018 (although Weichai America reserves all rights to not exercise at such time and exercise at any later time during the Term or not exercise at all). The Pre-Exercise Notice does not constitute an exercise of the Restated 2018 Warrant, only notification by Weichai America of its current intention to exercise the Restated 2018 Warrant upon commencement of the Term.

The summary contained herein of the Pre-Exercise Notice is not intended to be complete and is qualified in its entirety by reference to the full text of the Pre-Exercise Notice, a copy of which is filed as Exhibit N hereto, and which is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit N: Written notice of Weichai America to the Issuer dated August 29, 2018

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2018

Weichai America Corp.

By:	/s/ Huisheng Liu
Name:	Huisheng Liu
Title:	Chairman

Weichai Power Co., Ltd.

By:	/s/ Sun Shaojun
Name:	Sun Shaojun
Title:	Executive President

Shandong Heavy Industry Group Co., Ltd.

By:	/s/ Jiang Kui
Name:	Jiang Kui
Title:	President